Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
AirGate PCS, Inc.

We consent to the incorporation by reference in the Registration Statements (No. 333-34416, No. 333-56352, No. 333-75024, and No. 333-85250) on Form S-8 and the Registration Statement (No. 333-109165) on Form S-4 of AirGate PCS, Inc. and subsidiaries of our reports dated December 5, 2003, with respect to the consolidated balance sheets of AirGate PCS, Inc. and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the three-year period ended September 30, 2003 and the related financial statement schedule, which reports appear in the September 30, 2003 annual report on Form 10-K/A of AirGate PCS, Inc. and subsidiaries.

Our audit report contains an explanatory paragraph that states that the Company has suffered significant recurring losses since inception and has an accumulated deficit of $1.3 billion and a stockholders’ deficit of $377.0 million at September 30, 2003. The Company’s continuation as a going concern is dependent on its ability to restructure or otherwise amend the terms of its debt; and if unsuccessful, the Company may seek bankruptcy court or other protection from its creditors within the next year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Atlanta, Georgia
January 12, 2004